Direct Line: 202.639.7078
Fax: 202.639.7003
vasiliki.tsaganos@friedfrank.com
June 21, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Re: Navios Maritime Holdings Inc. and Navios Acquisition Finance II (US) Inc.
Ladies and Gentlemen:
     On behalf of Navios Holdings Inc., a Marshall Islands corporation and Navios Acquisition Finance II (US) Inc., a Delaware corporation (together, the “Company”) and pursuant to the Securities Act of 1933, as amended, we are filing by direct electronic transmission the Company’s Registration Statement on Form F-4 (the “Registration Statement”) relating to the registration of $350,000,000 in aggregate principal amount of 8 1/8% Senior Notes due 2019. Except as noted in the Registration Statement, all of the exhibits have been previously filed or are included within the direct electronic transmission.
     The Company paid the filing fee of $40,635.
     Please direct any questions or comments that the Staff may have with regard to the filing to Stuart H. Gelfond at (212) 859-8272 or the undersigned at the above-referenced number.

Sincerely,
/s/ VASILIKI B. TSAGANOS
Vasiliki B. Tsaganos

cc: Vasiliki Papaefthymiou
      Secretary